

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via E-mail
Tracey A. Welsh
Senior Vice President, Chief Financial Officer and Treasurer
Community Shores Bank Corporation
1030 W. Norton Avenue
Muskegon, Michigan 49441

> **Re:** **Community Shores Bank Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 000-51166**

Dear Ms. Welsh:

We have completed our review of your filing[s]. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing[s] include[s] the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief